April 18, 2006
VIA EDGAR
Mr. Brad Skinner
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	En Pointe Technologies, Inc. Form 10-K for the Fiscal Year Ended September 30, 2005 Filed December 27, 2005 File No. 0-28052
Dear Mr. Skinner:
     En Pointe Technologies, Inc., a Delaware corporation (the “Company,” “En Pointe,” “our”), hereby submits the responses set forth below to the SEC Staff’s follow up comment letter to the Company dated April 5, 2006 pertaining to our responses to the SEC Staff’s original comment letter relating to the Company’s Annual Report on Form 10-K for the year ended September 30, 2005 (the “10-K”). The response set forth below corresponds to the numbered comment in the comment letter. For your convenience, we have included your original comment from the comment letter and followed it with our response.
Item 8. Financial Statements and Supplementary Data
Note 1. Organization and Summary of Significant Accounting Policies
Revenue Recognition, page F-10
1.     We have read your response to prior comment number 1 and it is unclear to us how you concluded that the risks of ownership have fully passed to the buyer in your bill and hold arrangements. In this regard, we note that you appear to insure the products and, consequently, retain some insurable risk. Please describe the insurance that you obtain on these products and explain to us why retaining this insurable risk does not affect your revenue recognition.
     The Company supplementally responds that it carries business personal property insurance that provides coverage for non-Company owned property located on or about the Company’s premises in addition to Company owned property. Each year the Company estimates an amount of business personal property casualty insurance to protect against losses to goods and property owned by the Company as well as goods of all kinds owned by others and located on or about the Company’s premises. This coverage would include not only customer-owned goods, but also any goods or personal property owned by employees or vendors which happen to be in or near the premises at the moment of loss, such as in a fire, storm or other insured event. The terms of the Company’s insurance policy regarding coverage for non-Company-owned property of all kinds state as follows:
“We’ll cover the business personal property of others that’s in your care, custody, or control, to the extent of your insurable interest and your legal obligation while:
•	In or on a building described in the Coverage Summary; or

•	In the open or in vehicles within 1,000 feet of a covered location.”
     In other words, the Company insures against loss to any and all business personal property owned by “others” whose goods may be on the premises, or within 1,000 feet of the insured premises, and whose property is in the Company’s care, custody or control, whether customers or not to the extent of the Company’s insurable interest. The Company respectfully submits that the true ownership of all such third-party property does not transfer to the Company merely because the insurance industry is willing to find an “insurable interest” sufficient for the laws and practices of insurance underwriting and to sell such coverage to the Company to help avoid costly disputes over reimbursement to the lawful owner for any such loss.
     While the legal transfer of title and risk of loss passes to the customer by written agreement prior to the actual physical shipment of the customer’s product from En Pointe’s warehouse to the customer’s designated point of delivery, it is the Company’s understanding that as a matter of law, it retains a custodial responsibility to the customer for the safeguarding of the customer’s property. In fulfilling its custodial responsibility, as well as its duty to shareholders to minimize and manage foreseeable risks of losses of all kinds, through insurance where reasonably available, the Company provides business personal property casualty insurance for such non-Company owned property in addition to the coverage afforded to its own property.
     The Company, in substance, accepts a bailee relationship with its customer who has asked the Company to provide temporary storage and custody, but not ownership, of the customer’s property pending shipment. As bailee, the Company disclaims any ownership interest in or to any of its customer’s property while in such custody. The Company understands that, as bailee, the law imposes a duty of care and safekeeping on En Pointe, which it fulfills by reasonable care in the premises and insurance against loss. The Company believes that it cannot refuse to protect any such goods any more than it can refuse to ship them upon order and payment, since under the terms of the customer’s contract and as a matter of law, such goods are held in trust and belong solely to the customer.
     As a part of the Company’s terms and conditions precedent to accepting bill and hold transactions, the customer is alerted that the insurance cost will be passed on to it in the overall cost of the product. This is done to both advise the customer that the insurance issue has been addressed and to put the customer on notice that the cost of such insurance is both the customer’s responsibility and its expense. The pass-through of the insurance cost, pursuant to the terms of sale and transfer of legal title, is consistent with and evidence of the fact that title and the true risk of loss belongs to the customer as sole owner of the goods, which risk is being covered by insurance charged to the customer. The economic substance of the sales transaction, and resulting revenue recognition, should not change by En Pointe’s provision to include broad and inclusive insurance coverage at the customer’s expense.
     In conclusion, the Company believes that its provision of a broad form of insurance coverage to protect the Company against third-party claims for losses to non-Company personal property, including customer goods, that may be in the Company’s temporary “care, custody or control,” does not constitute or create ownership interest in or relating to any of those goods. Likewise, the Company believes that the arranging for broad and general casualty insurance, which happens to include a customer’s goods, does not and cannot affect the true economic substance of the sale for purposes of the Company’s revenue recognition.
     Should you have any additional questions or comments, please contact me directly at (310) 725- 5212.
Sincerely,
/s/ Javed Latif
Javed Latif
Chief Financial Officer